EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$6,194

Fixed charges:
Interest expense	8,800
One-third of rents, net of income from subleases (a)	343

Total fixed charges	9,143

Add: Equity in undistributed loss of affiliates	44

Earnings before taxes and fixed charges, excluding capitalized interest	$15,381

Fixed charges, as above	$9,143

Ratio of earnings to fixed charges	1.68

Including Interest on Deposits
Fixed charges, as above	$9,143
Add: Interest on deposits	5,034

Total fixed charges and interest on deposits	$14,177

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$15,381
Add: Interest on deposits	5,034

Total earnings before taxes, fixed charges and interest on deposits	$20,415

Ratio of earnings to fixed charges	1.44

(a)	The proportion deemed representative of the interest factor.